Exhibit 23.1

                       INDEPENDENT AUDITORS' CONSENT

                  We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-84626 of Cendant Corporation on Form S-3 of our report dated February 7, 2002, April 1, 2002 as to Note 28 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the modification of accounting for interest income and impairment of beneficial interests in securitization transactions, the accounting for derivative instruments and hedging activities and the revision of certain revenue recognition policies as discussed in Note 1), appearing in the Annual Report on Form 10-K of Cendant Corporation for the year ended December 31, 2001, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.



/s/ Deloitte & Touche LLP
-------------------------
New York, New York
April 1, 2002